SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                -----------------


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF August 2003

                              ---------------------


                                IXOS SOFTWARE AG
                              ---------------------

                              Bretonischer Ring 12
                            D-85630 Grasbrunn/Munich
                           Federal Republic of Germany
                    (Address of principal executive offices)

                              ---------------------


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                Form 20-F _x_ Form 40-F ___

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes__ No_x_


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

IXOS SOFTWARE AG repots fourth quarter results

IXOS records profit from operations in Q4 and fiscal 2002/2003

Munich/Grasbrunn, August 12, 2003 - IXOS SOFTWARE AG increased consolidated revenues in fiscal year 2002/2003 (July 1, 2002 - June 30, 2003) by 4.2% to
(euro)127.1 million (previous year: (euro)122.0 million). Adjusted for exchange rate effects, revenues were up 11% year-on-year. Income from operations (EBIT) for the twelve-month period amounted to (euro)0.1 million (previous year:
(euro)7.7 million). The main reasons for this drop were extraordinary acquisition and integration charges of (euro)4.8 million and negative exchange rate effects of (euro)2.9 million. Pro forma EBIT (excluding acquisition and currency effects) was (euro)7.8 million. The expected income before income taxes
(EBT) totaled (euro)-3.6 million (previous year: (euro)7.1 million); the consolidated net loss totaled (euro)-4.0 million (previous year: consolidated net income of (euro)6.8 million). Earnings per share therefore amounted to
(euro)-0.19 (previous year: (euro)0.35).

In Q4, IXOS generated consolidated revenues of (euro)35.2 million (down just 0.8% compared to previous year's figure of (euro)35.5 million). After adjustment for exchange rate effects, revenues were up 9%. Income from operations (EBIT) in Q4 amounted to (euro)0.9 million (previous year: (euro)3.8 million). Excluding the charges relating to the integration of IXOS' acquisition Obtree Technologies Inc., and its purchase of the operating activities of Powerwork AG ((euro)2.0 million) and negative exchange rates caused by the strong rise in the euro ((euro)1.2 million), pro forma EBIT amounted to (euro)4.1 million in Q4. Income before income taxes (EBT) fell to (euro)-1.0 million in Q4 (previous year:
(euro)2.6 million), which corresponds to a net income per share of (euro)-0.06 (previous year: (euro)0.13).

As of June 30, 2003, the total assets recorded in the consolidated balance sheet amounted to (euro)108.3 million (previous year: (euro)98.5 million). The equity ratio improved to 65% (previous year: 63%), while cash and cash equivalents accounted for 27% of total assets. As of June 30, 2003, IXOS employed 919 people worldwide (previous year: 778).

IXOS expects an increase in revenues in fiscal 2003/2004 of approximately 10%. Product and marketing initiatives planned for the ongoing fiscal year will entail corresponding investments. Seasonally weaker revenues in Q1 will lead to an operating income in line with last year. However, the Group is forecasting a positive operating income in fiscal year 2003/2004.




IXOS SOFTWARE AG

CONSOLIDATED STATEMENTS OF OPERATIONS
Three Months Ended June, 2002 and 2003

(in thousands, except share and per share data)


                                              Three Months ended       Three Months ended      Three Months ended
                                                June 30, 2002**          June 30, 2003            June 30, 2003
                                                       (euro)                       (euro)                       $*
                                           ---------------------------------------------------------------------------
                                                  (unaudited) (preliminary)
(preliminary)

Revenues
   Software licences                                          16,720                  14,889                   17,124
   'Services                                                   9,710                   9,283                   10,678
   Maintenance                                                 9,080                  11,048                   12,708
                                           ---------------------------------------------------------------------------
Total revenues                                                35,510                  35,220                   40,510
                                           ---------------------------------------------------------------------------


Cost of revenues
   Software licences                                           (502)                   (724)                    (833)
   Services                                                  (7,409)                 (7,719)                  (8,879)
   Maintenance                                               (2,635)                 (2,954)                  (3,398)
                                           ---------------------------------------------------------------------------
Total cost of revenues                                      (10,546)                (11,397)                 (13,110)
                                           ---------------------------------------------------------------------------
Gross profit                                                  24,964                  23,823                   27,400
                                           ---------------------------------------------------------------------------

Operating income (expenses)
   Sales and marketing                                      (13,175)                (14,493)                 (16,670)
   Research and development                                  (4,463)                 (5,249)                  (6,037)
   General and administrative                                (3,591)                 (3,252)                  (3,740)
   Other operating income                                      1,595                   1,386                    1,594
   Other operating expenses                                  (1,532)                 (1,338)                  (1,538)
                                           ----------------------------------------------------------------------------
Total operating expenses                                    (21,166)                (22,946)                 (26,391)
                                           ---------------------------------------------------------------------------

Income (loss) from operations                                  3,798                     877                    1,009

   Other income (expense)
   Interest income                                               184                     123                      141
   Interest expenses                                            (82)                   (147)                    (169)
   Foreign currency exchange, net                            (1,286)                 (1,841)                  (2,117)
                                           ---------------------------------------------------------------------------
Total other income (expenses)                                (1,184)                 (1,865)                  (2,145)
                                           ---------------------------------------------------------------------------

Income before income taxes                                     2,614                   (988)                  (1,136)

Provisions for income taxes                                     (86)                   (240)                    (276)

Net income                                                     2,528                 (1,228)                  (1,412)
                                           ===========================================================================


Net income per share
   Basic                                                        0.13                  (0.06)                   (0.07)
   Diluted                                                      0.13                  (0.06)                   (0.07)

Weighed average shares outstanding
   Basic                                                  19,670,994              21,480,795               21,480,795
   Diluted                                                19,751,986              21,519,289               21,519,289

* The amounts indicated as of June 30, 2003 have been translated solely for the convenience of the reader at an exchange rate of US$ 1,1502 to Euro 1,00, the noon buying rate on June 30, 2003.
** see restatements for fiscal year 2001/2002





IXOS SOFTWARE AG

CONSOLIDATED STATEMENTS OF OPERATIONS
Twelve Months Ended June, 2002 and 2003

(in thousands, except share and per share data)


                                             Twelve Months ended      Twelve Months ended     Twelve Months ended
                                               June 30, 2002**           June 30, 2003           June 30, 2003
                                                      (euro)                        (euro)                       $*
                                           --------------------------------------------------------------------------
                                                  (audited) (preliminary)
(preliminary)

Revenues
   Software licences                                         53,021                   50,371                  57,936
   'Services                                                 35,701                   35,677                  41,036
   Maintenance                                               33,278                   41,071                  47,240
                                           --------------------------------------------------------------------------
Total revenues                                              122,000                  127,119                 146,212
                                           --------------------------------------------------------------------------


Cost of revenues
   Software licences                                        (1,632)                  (2,060)                 (2,369)
   Services                                                (26,915)                 (27,142)                (31,218)
   Maintenance                                              (9,948)                 (10,333)                (11,885)
                                           ---------------------------------------------------------------------------
Total cost of revenues                                     (38,495)                 (39,535)                (45,472)
                                           --------------------------------------------------------------------------
Gross profit                                                 83,505                   87,584                 100,740
                                           --------------------------------------------------------------------------

Operating income (expenses)
   Sales and marketing                                     (47,715)                 (55,409)                (63,731)
   Research and development                                (15,663)                 (18,940)                (21,785)
   General and administrative                              (12,425)                 (13,152)                (15,127)
   Other operating income                                     6,191                    6,049                   6,958
   Other operating expenses                                 (6,184)                  (6,000)                 (6,901)
                                           ---------------------------------------------------------------------------
Total operating expenses                                   (75,796)                 (87,452)               (100,586)
                                           --------------------------------------------------------------------------

Income (loss) from operations                                7,709                      132                     154

   Other income (expense)
   Interest income                                             739                      764                     879
   Interest expenses                                          (110)                    (213)                   (245)
   Foreign currency exchange, net                           (1,242)                  (4,241)                 (4,878)
                                           --------------------------------------------------------------------------
Total other income (expenses)                                 (613)                  (3,690)                 (4,244)
                                           --------------------------------------------------------------------------

Income before income taxes                                    7,096                  (3,558)                 (4,090)

Provisions for income taxes                                   (294)                    (397)                   (457)

Net income                                                    6,802                  (3,955)                 (4,547)
                                           ==========================================================================


Net income per share
   Basic                                                       0.35                   (0.19)                  (0.22)
   Diluted                                                     0.34                   (0.19)                  (0.22)

Weighed average shares outstanding
   Basic                                                 19,677,661               21,059,116              21,059,116
   Diluted                                               19,747,471               21,110,234              21,110,234

* The amounts indicated as of June 30, 2003 have been translated solely for the convenience of the reader at an exchange rate of US$ 1,1502 to Euro 1,00, the noon buying rate on June 30, 2003.
** see restatements for fiscal year 2001/2002


Restatements for fiscal year 2001/2002 (in thousands)

As communicated on May 6, 2003 IXOS' has restated the consolidated annual financial statements for the fiscal year 2001/2002. Restated and audited figures have been published by June 30, 2003.

Attached tables show the changes of the restatement for the 4th quarter and the fiscal year 2001/2002.

                                               Q4                 Q4
                                           2001/2002          2001/2002
-------------------------------------- ------------------- ----------------- ---------------- -----------
                                          as reported        as restated         change         change
-------------------------------------- ------------------- ----------------- ---------------- -----------
                                      (euro) thousand (euro) thousand   (euro) thousand       in %
-------------------------------------- ------------------- ----------------- ---------------- -----------
Revenues
   Software licenses                               17,070           16,.720            (350)       -2.1%
   Services                                         9,710             9,710                -        0.0%
   Maintenance                                      9,080             9,080                -        0.0%
Total revenues                                     35,860            35,510            (350)       -1.0%
Total cost of revenues                           (10,546)          (10,546)                -        0.0%
Total operating expenses                         (21,293)          (21,166)            (127)       -0.6%
Income from operations                              4,021             3,798            (223)       -5.5%
Income before income taxes                          2,837             2,614            (223)       -7.9%
Net income                                          2,751             2,528            (223)       -8.1%
Earnings per share
   Basic                                             0.14              0,13             0.01       -7.1%
   Diluted                                           0.14              0.13             0,01       -7.1%


                                           2001/2002          2001/2002
-------------------------------------- ------------------- ----------------- ---------------- -----------
                                          as reported        as restated         change         change
-------------------------------------- ------------------- ----------------- ---------------- -----------
                                      (euro) thousand (euro) thousand   (euro) thousand       in %
-------------------------------------- ------------------- ----------------- ---------------- -----------
Revenues
   Software licenses                               53,822            53,021            (801)       -1.5%
   Services                                        35,701            35,701                -        0.0%
   Maintenance                                     33,278            33,278                -        0.0%
Total revenues                                    122,801           122,000            (801)       -0.7%
Total cost of revenues                           (38,495)          (38,495)                -        0.0%
Total operating expenses                         (75,923)          (75,796)            (127)       -0,2%
Income from operations                              8,383             7,709            (674)       -8.0%
Income before income taxes                          7,770             7,096            (674)       -8,7%
Net income                                          7,476             6,802            (674)       -9.0%
Earnings per share
   Basic                                             0.38              0.35           (0.03)       -9.0%
   Diluted                                           0.38              0.34           (0.04)       -9.0%
-------------------------------------- ------------------- ----------------- ---------------- -----------





IXOS SOFTWARE AG

CONSOLIDATED BALANCE SHEET
Twelve months ended June 2002 and 2003 (in thousands)

                                                              June 30, 2002**    June 30, 2003      June 30, 2003
                                                                (euro)            (euro)                 $*
                                                            ---------------------------------------------------------
                                                                 (audited)
(preliminary) (preliminary)

ASSETS
Current assets
   Cash and cash equivalents                                             34,320            29,214             33,602
   Accounts receivable, net                                              44,409            40,493             46,575
   Unbilled Revenue                                                         891               949              1,091
   Prepaid expenses and other                                             4,147             7,394              8,505
---------------------------------------------------------------------------------------------------------------------
Total current assets                                                     83,767            78,050             89,773
---------------------------------------------------------------------------------------------------------------------


Property and equipment, net                                               9,717             9,659             11,110
Intangible assets                                                         3,510             9,057             10,417
Goodwill, net                                                               400             9,861             11,342
Other long-term assets                                                    1,075             1,630              1,875
---------------------------------------------------------------------------------------------------------------------
                                                                         14,702            30,207             34,744
---------------------------------------------------------------------------------------------------------------------
Total assets                                                             98,469           108,257            124,517
---------------------------------------------------------------------------------------------------------------------




LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Accounts payable                                                      11,069             7,574              8,711
   Accrued liabilities                                                   10,495            12,537             14,421
   Customer advances and unearned revenues                               11,679            13,516             15,546
   Income taxes payable                                                     452               808                930
   Deferred income taxes                                                  1,036               603                693
   Current portion of obligations under capital leases                      131                 0                  0
---------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                34,862            35,038             40,301
---------------------------------------------------------------------------------------------------------------------

Long-term debt
   net of current portion                                                     0               846                973
Accrued pension liabilities                                               1,680             1,848              2,126
---------------------------------------------------------------------------------------------------------------------
                                                                          1,680             2,694              3,099
---------------------------------------------------------------------------------------------------------------------

Shareholders' equity
   Common stock                                                          20,303            22,110             25,431
   Additional paid-in-capital                                            44,506            53,274             61,276
   Treasury Stock                                                         (241)             (241)              (277)
   Retained earnings (deficit)                                          (1,627)           (5,582)            (6,421)
   Cumulative currency translation adjustment                           (1,014)               964              1,108
---------------------------------------------------------------------------------------------------------------------
Total shareholders' equity                                               61,927            70,525             81,117
---------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                               98,469           108,257            124,517
---------------------------------------------------------------------------------------------------------------------

* The amounts indicated as of June 30, 2003 have been translated solely for the convenience of the reader at an exchange rate of US$ 1,1502 to Euro 1,00, the noon buying rate on June 30, 2003.
** see restatements for fiscal year 2001/2002





IXOS SOFTWARE AG

CONSOLIDATED STATEMENTS OF CASH FLOW
Twelve months ended June 2002 and 2003 (in thousands)

                                                                      June 30, 2002**   June 30, 2003    June 30, 2003
                                                                           (euro)           (euro)               $*
                                                                -----------------------------------------------------
                                                                            (audited)  (preliminary)      (preliminary)
Cash flows from operating activities
Net income                                                                    6,802         (3,955)          (4,547)
Adjustments to reconcile net income (loss) to net cash
provided by operating activities
 Depreciation and armortization                                               4,269           4,681            5,384
 Loss from disposals of fixed assets                                             75              85               98
 Deferred income taxes                                                        (183)         (1,084)          (1,247)
 Accrued pension liabilities                                                    363             168              193
Changes in operating assets and liabilities
 Accounts receivable                                                        (2,076)           7,913            9,101
 Unbilled Revenue                                                             (891)            (58)             (67)
 Prepaid expenses and other current assets                                    (752)         (2,655)          (3,054)
 Accounts payable                                                             5,099         (6,894)          (7,930)
 Accrued liabilities                                                        (1,489)           (227)            (261)
 Customer advances, unearned revenues and other                                 456         (1,974)          (2,271)
 Income taxes payable                                                       (1,062)             323              372
                                                                -----------------------------------------------------
Net cash provided by operating activities                                    10,611         (3,677)          (4,229)
                                                                -----------------------------------------------------

Cash flows from investing activities
 Purchase of property, equipment and other                                  (4,764)         (2,357)          (2,711)
 Investments in companies net of cash acquired                                              (6,620)          (7,614)
                                                                -----------------------------------------------------
Net cash used in investing activities                                       (4,764)         (8,977)         (10,325)
                                                                -----------------------------------------------------

Cash flows from financing activities
 Repayments of long-term debt                                                  (38)         (4,166)          (4,792)
 Repayments of capital lease obligations                                      (293)           (839)            (965)
 Capital contribution                                                             0          10,575           12,163
 Treasury Stock                                                               (241)               0                0
                                                                -----------------------------------------------------
Net cash provided by financing activities                                     (572)           5,570            6,406
                                                                -----------------------------------------------------

Net increase (decrease) in cash and cash equivalents                          5,275         (7,084)          (8,148)
Cumulative currency translation adjustment                                    (967)           1,978            2,275
Cash and cash equivalents - beginning of period                              30,012          34,320           39,475
                                                                -----------------------------------------------------

Cash and cash equivalents - end of period                                    34,320          29,214           33,602
                                                                =====================================================

Supplemental data Cash paid during the period:
    Income taxes                                                                 50             322              370
    Interest                                                                      0             110              127

* The amounts indicated as of June 30, 2003 have been translated solely for the convenience of the reader at an exchange rate of US$ 1,1502 to Euro 1,00, the noon buying rate on June 30, 2003.
** see restatements for fiscal year 2001/2002

Stock Options and Stocks held by the Members of the IXOS SOFTWARE AG Supervisory Board and the Executive Board as of June 30, 2003 (fourth quarter of fiscal year 2002/2003)


Supervisory Board                    June 30, 2003                       March 31, 2003
Name                                 Stocks/Numbers         Options/Numbers        Stocks/Numbers        Options/Numbers

Dr. Klaus Esser                                  -                    -                       -                     -
Eberhard Farber                            569,050                    -                 569,050                     -
Richard Roy                                     90                    -                      90                     -
Hansjorg Staehle                               100                    -                     100                     -
Manfred Heiss                                  650                7,450                     650                 7,450
Claudia Bottcher                               620                3,070                     620                 3,070
Total                                      570,510               10,520                 570,510                10,520

Executive Board                     June 30, 2003                                March 31, 2003
Name                                 Stocks/Numbers        Options/Numbers       Stocks/Numbers        Options/Numbers

Robert Hoog                                     -               160,000                       -               160,000
Peter Rau                                       -                50,000                       -                50,000
Hartmut Schaper                                 -                50,000                       -                50,000
Richard Gailer                                  -                50,000                       -                50,000
Total                                           0               310,000                       0               310,000







                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

         Date: August 12, 2003



                                   IXOS SOFWARE AKTIENGESELLSCHAFT


                                   By  /s/ Robert Hoog
                                       ---------------
                                       Robert Hoog
                                       Chief Executive Officer


                                                and

                                   By  /s/ Peter Rau
                                       ------------------
                                       Peter Rau
                                       Chief Financial Officer